Exhibit 4.10

AMENDMENT NO. 9 TO

ONEOK, INC. 401(K) PLAN

(As amended and restated effective January 1, 2014)

1.    Effective January 1, 2019, the first full sentence of Paragraph 15.A. of Article I is amended in its entirety to remove the “other termination of employment” terms as follows:

A.    Non-Bargaining Unit Participants. The total annual base salary plus any lump sum merit pay and promotion awards, gainshare awards, cash incentive compensation, commissions, overtime pay, and shift differentials paid to a Participant by the Company, but excluding amounts credited by the Company under a plan of deferred compensation to the extent that such notional contributions are not includible in gross income of the Participant for the taxable year in which notionally contributed and excluding compensation paid after a Participant’s death ~~or other termination of employment~~. Provided, that any reduction in salary elected and deferred by the Participant under the cash or deferred arrangement of Article III of the Plan, any deferred compensation plan or under Code Sections 125, 132(f)(4), 402(e)(8) and 457 pursuant to the employee benefit plans of the Company shall be included in determining compensation hereunder. For purposes of this definition incentive compensation shall be treated as paid to a Participant at the time of actual payment. Provided, further, that the annual compensation of each Participant taken into account under this Plan for any year shall not exceed two hundred sixty thousand dollars ($260,000) in the years beginning after December 31, 2013, (such two hundred sixty thousand dollars ($260,000) amount to be adjusted to reflect increases in the cost-of-living in accordance with Code Sections 401(a)(17) and 415(d)). The cost-of-living adjustment in effect for a calendar year applies to any period, not exceeding 12 months, over which compensation is determined (determination period) beginning in such calendar year. Provided, further, that the annual compensation of each Participant taken into account under Plan shall not exceed $260,000 and such $260,000 amount shall be adjusted to reflect increases in the cost-of-living in accordance with Code Sections 401(a)(17) and 415(d).

2.    Effective January 1, 2019, the second full paragraph of Paragraph 3 of Article XV is amended in its entirety as follows:

Except for those authorities and responsibilities which are expressly reserved to the Board of Directors herein, the ONEOK, Inc. Benefit Plan Sponsor Committee shall possess and exercise all non-fiduciary “settlor” authority to act on behalf of the Company with respect to the Plan. The ONEOK, Inc. Benefit Plan Sponsor Committee shall consist of the officers designated as members of the ONEOK, Inc. Benefit Plan Sponsor Committee pursuant to the management committees list maintained by the Company’s Corporate Secretary and their respective successors in title or duties, authority and function.

3.    Effective January 1, 2019, the following sentence shall be added to Paragraph 3 of Article XVII:

1

A distribution to an alternate payee under the Plan shall be made as soon as administratively practicable following the Plan Administrator’s determination that an order is a Qualified Domestic Relations Order.

4.    Effective January 1, 2019, Paragraph 1.16 of Article I of Addendum A shall be revised in its entirety as follows:

“Retirement” means the termination of a Participant’s employment with the Company on or after he or she has attained at least his or her Early Retirement Age or Normal Retirement Age and completed at least five (5) Years of Service.

5.    Effective January 1, 2020, Paragraph 3 of Article XI is amended to insert the following sentence after the first full sentence thereof:

At the election of the Participant (or his or her Beneficiary), in lieu of an immediate lump sum payment, the Participant may elect to distribute his or her account balance under a systematic withdrawal plan providing for cash installment payments payable annually, semi-annually, quarterly, monthly or other periodic time period as permitted by the Committee and as designated by the Participant’s election.

6.    Effective January 1, 2020, Article XI Paragraph 13 is amended to add following sentence at the end of the first full paragraph:

Notwithstanding the foregoing provisions of this Paragraph 13, except as otherwise required by applicable law, in-kind distributions of ONEOK, Inc. Common Stock and ONE Gas, Inc. common stock are not available for Participants electing systematic withdrawals pursuant to Paragraph 3 above.

7.    Effective January 1, 2020, Paragraph 1 of Article XV is amended in its entirety as follows:

The Plan shall be administered by the ONEOK, Inc. Benefit Plan Administration Committee (the “Committee”) consisting of the Company’s Chief Financial Officer, the most senior officer with day-to-day responsibility for the Human Resources function, the most senior officer with day-to-day responsibility for the Treasury function, and each of their respective successors in title or duties, authority and function. The Company’s Chief Financial Officer shall serve as Chair of the Committee and may appoint additional members to such Committee, in his sole discretion. Each of the members of the Committee may from time to time designate an alternate who shall have full power to act in his/her absence or inability to act. Members of the Committee may participate in the benefits under the Plan provided they are otherwise eligible to do so. Except as otherwise provided by the Board of Directors, no member of the Committee shall receive any compensation for his/her services as such. No bond or other security shall be required of any member of the Committee in such capacity in any jurisdiction. In the absence of the Chairman of the Committee, the alternate designated by the Chairman shall preside at the meetings of the Committee. The Committee shall serve as the plan administrator within the meaning of Section 3(16)(A) of ERISA.

2